ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

October 20, 2021
VIA EDGAR TRANSMISSION
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	ETF Series Solutions (the “Trust”)
File Nos. 333-179562 and 811-22668
U.S. Global Sea to Sky Cargo ETF (the “Fund”)
Dear Ms. Brutlag,
This correspondence responds to the comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to Post-Effective Amendment No. 705 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), on May 21, 2021 (the “Amendment”) (SEC Accession No. 0000894189-21-003198) with respect to the Fund, a series of the Trust. For your convenience, in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Terms not otherwise defined herein have the same meaning as in the Amendment.
Comment 1.    Please provide a completed fee table and expense example.
Response:     The fee table and expense example for the Fund have been attached as Appendix A to this correspondence. The Trust notes that the Adviser and the Trust, on behalf of the Fund, entered into an investment advisory agreement whereby the Fund pays the Fund’s expenses, rather than the Adviser. The Trust will update the disclosure regarding this arrangement in the next post-effective amendment, and the Trust will file the related operating expense limitation agreement as an exhibit.
Comment 2.    Please disclose the “independent industry listings” source used to identify Cargo Companies and the criteria used by such source for such determination (e.g., earning a majority of their revenue from the applicable industry). Please also confirm to the Staff whether the Fund separately seeks to confirm such classifications. If the classifications are not contingent on a company earning a majority of its revenue from the applicable industry, please explain why the reference to “Cargo” in the Fund’s name is not misleading.
Response:    The Trust believes that the reference to “Cargo” in the Fund’s name is not misleading. Cargo Companies are identified using the FactSet Revere Business and Industry Classification System (“FactSet RBICS”) or the North American Industry Classification System (“NAICS”), which are not affiliated with the Fund, its Adviser, or the Index Provider. Please see Appendix B for revised disclosure. The Trust notes that the Fund does not separately seek to confirm the NAICS or FactSet RBICS classifications.
Comment 3.    Please provide the Staff with a copy of the Index methodology and a list of the anticipated Index constituents.
Response:     The requested information was provided to the Staff under separate cover on October 20, 2021.

Comment 4.    Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Additionally, the Trust notes that the first risk listed is “Concentration in Cargo Companies Risk,” which is the risk that the Trust believes the Staff would consider the most significant for the Fund.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact me at (920) 360-7173 or alyssa.bernard@usbank.com.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President

Appendix A
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	2.43%
Total Annual Fund Operating Expenses	3.03%
Less: Fee Waiver and/or Expense Reimbursement	(2.43)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	0.60%
(1) Estimated for the current fiscal year.
(2) Pursuant to a contractual operating expense limitation between U.S. Global Investors, Inc., the Fund’s investment adviser (the “Adviser”), and the Fund, the Adviser has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (excluding interest charges on any borrowings, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b‑1 (collectively, “Excludable Expenses”)) do not exceed 0.60% for the first $100 million of the Fund’s average daily net assets and 0.70% for net assets greater than $100 million, through at least October 27, 2022, unless terminated sooner by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees” or the “Board”). To the extent the Fund incurs Excludable Expenses, Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement will exceed the applicable expense limitation. The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for up to three years from the date such fees and expenses were waived or paid, if such reimbursement will not cause the Fund’s total expense ratio to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$61	$336

Appendix B
Principal Investment Strategy
U.S. Global Sea to Sky Cargo Index
The Index tracks the performance of marine shipping, air freight and courier, and port and harbor operating companies (collectively, “Cargo Companies”).
At the time of each quarterly reconstitution and rebalance of the Index, 70% of the Index’s weight is allocated to marine shipping and port/harbor companies and 30% of the Index’s weight is allocated to air freight/courier companies. The universe of Cargo Companies is screened for investibility (e.g., must be listed on a securities exchange), a minimum market capitalization of $100 million, and a minimum three-month average dollar value traded of $5 million. As June 30, 2021, the Index consisted of 29 Cargo Companies. The Index is reconstituted and rebalanced quarterly at the close of trading on the second Friday in each March, June, September, and December based on data as of a prior date (the “Selection Date”).
ADDITIONAL INFORMATION ABOUT THE FUND
U.S. Global Sea to Sky Cargo Index
The Index tracks the performance of marine shipping, air freight and courier, and port and harbor operating companies (as determined by the FactSet Revere Business and Industry Classification System (“FactSet RBICS”) or the North American Industry Classification System (“NAICS”)). The Index uses industry data from FactSet RBICS to determine the companies included in the marine shipping and air freight/courier industries. FactSet RBICS determines a company’s classification using artificial intelligence that scans public filings and market data. To be classified by FactSet RBICS as a marine shipping company or an air freight/courier company, a company must derive at least 50% of its revenue from either the marine shipping or the air freight/courier industries or at least 50% of their revenue from a combination of the marine shipping and the air freight/courier industries.
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